EXHIBIT 99.1

                                                          [BANK OF BERMUDA LOGO]

              Bank of Bermuda Announces First Quarter 2003 Earnings


(HAMILTON, BERMUDA, 22 APRIL 2003) - Bank of Bermuda (Nasdaq:BBDA; BSX:BOB) today announced first quarter diluted earnings per share of $0.73*, compared with $0.56 in the previous quarter and $0.85 per share in the same quarter a year ago. Non-recurring insurance recoveries contributed $0.11 per share to earnings in the current quarter and $0.15 per share in the year-ago quarter.

Edward H. Gomez, Chief Financial Officer, commented: "Given market conditions, this was a solid start to the financial year, with GAAP earnings per share up 30% from the previous quarter. Adjusted for the one-time insurance recovery, the consecutive quarter increase was 11%. Compared with a year ago, however, earnings were down as costs outpaced revenue growth, which continued to be restrained by an adverse economic climate. Total revenues of $107 million were moderately higher than last year, which demonstrates our success at adding new business in our target markets, despite the impact of weak equity markets and very low interest rates.

"Operating expenses were up from a year ago. This reflected higher insurance costs, continued investment in people and technology in areas of business growth, and the effect of currency movements on our European cost base. While headcount increases have been contained and largely restricted to areas of business growth, and we will continue to focus closely on costs, maintaining operating margins is expected to be an ongoing challenge throughout the year."

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* Bank of Bermuda's  results are stated in U.S.  Dollars and in accordance  with
U.S. Generally Accepted Accounting Principles.


                                 PRESS RELEASE


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Chief Executive Officer,  Henry B. Smith, added: "We must balance our commitment to managing our business for long-term growth with the need to deliver consistent earnings performance for our shareholders. That is a tall order in this difficult environment, but we believe we are meeting the challenge well. We are adding new, profitable business through growth in select target markets where we have a sustainable competitive advantage. This is augmenting our business base for long-term revenue growth. At the same time, we are being careful to restrict our investments in people and technology to areas that enhance our competitiveness and strategic positioning."

QUARTER ENDED 31 MARCH 2003 COMPARED WITH QUARTER ENDED 31 MARCH 2002

Total revenue was 2% higher at $107.1 million, compared with $105.4 million a year ago. Non-interest income of $66.7 million was $3 million or 5% higher and represented 62% of total revenues. Investment and other income were up $2.3 million to $3 million. The increases in non-interest and investment income were reduced by a $2.7 million fall in net interest income.

The largest portion of non-interest income, global fund services fees, were $31.8 million, up 3% from $31 million the first quarter of 2002. Increased fees in Europe and the Far East of $1.1 million and $0.5 million respectively were partly offset by a decrease of $0.8 million in North America. Growth in Europe was primarily generated by Bank of Bermuda's Dublin office, where global fund services fees were up more than $0.9 million from the same quarter last year and driven by the developing alternative fund business in that location. Growing pension fund assets under administration in Hong Kong continued to be the key driver of Far East global fund


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services fee growth.  The change in North  America fees is impacted by 2002 lost institutional business reported in previous quarters.

Private trust fees of $7.7 million were little changed, down 1% from the first quarter of 2002. Revenue from new fiduciary business was offset by the effect of a decline in the market value of client assets and the results of actions taken in 2002 to terminate less profitable relationships.

Investment Services fees fell 10% to $9.4 million. The combined average value of Bank of Bermuda's proprietary range of mutual funds was down slightly to $6.4 billion from $6.5 billion in the first quarter of 2002. Average assets in money and bond funds grew by 1% and 13% respectively, but this growth was offset by a more than 22% decline in higher-margin equity fund products.

Foreign Exchange earnings of $11.7 million were up 24% from $9.4 million a year earlier as market conditions enabled Bank of Bermuda to improve spreads on client foreign exchange activity, while volumes were little changed.

Banking Services fees were 15% higher at $6.1 million, from $5.3 million in the first quarter of 2002. The increase was due to improved results from card and other banking services, that more than offset lower fee income from lending and bank account services.

Net interest income was $40.2 million, which was $2.7 million or 6% lower than the year-ago quarter. This decline was the result of a reduction in net interest margin from 1.85% in the 2002 first quarter to 1.67% in the 2003 first quarter. Average interest earning assets were up from $9.4 billion to $9.8 billion, funded by an increase in demand customer deposits that more than


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offset a fall in term  customer  deposit  balances.  The decline in net interest margin was due to a reduction in the size of Bank of Bermuda's outsourced securities portfolio. The average outsourced securities portfolio size was reduced from $1.3 billion a year ago to $501 million in the current quarter. The proceeds from the disposal of securities in this portfolio were reinvested by Bank of Bermuda as part of its internally managed portfolios and in accordance
with  its  usual  policies.   The  outsourced   securities   portfolio  includes
longer-duration assets that generate a higher gross interest rate than the securities portfolios managed by Bank of Bermuda internally. Hedging instruments are used to reduce the outsourced securities portfolio duration to the Bank's target level and the change in value of those instruments is included in investment income as part of the portfolio mark-to-market adjustment. This
accounting   treatment,   in  accordance  with  generally  accepted   accounting
standards, results in the total return on the outsourced securities portfolio being divided between interest earnings and investment income. Net of hedging costs and fees, the outsourced securities portfolio is expected to generate a superior return to the Bank's internally managed assets over the long term. The impact on interest income and net interest margin of a change in the size of the outsourced securities is greater than the net impact on performance, as interest income reflects only the higher gross interest yield and not the associated hedging and other costs.

Net provisions for loan losses were $0.8 million compared with a net recovery of $0.3 million in the comparative quarter. At 31 March 2003, impaired loans were $20.8 million, down from $22.7 million a year earlier, while total loans increased from $1.7 billion to $1.8 billion. The coverage ratio improved from 119% to 122%.

Investment losses on the trading portfolio were $2 million for the first quarter of 2003 and $2.2 million for the year-ago quarter. These amounts represent costs in the quarter for the net hedged


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position of Bank of Bermuda's outsourced securities portfolio. This portfolio is managed by a third party investment manager to enable Bank of Bermuda to improve asset diversification by investing in securities for which it does not have in-house expertise, notably mortgage products and asset-backed securities. With an upward sloping yield curve, this portfolio strategy results in a higher yield on the longer-duration assets, which is partly offset by revaluation of the net hedged position. The outsourced portfolio continued to perform well in the first quarter, exceeding benchmark by 63bp and contributing $2.9 million to net income after hedging costs and management fees. Compared with the year-ago quarter, however, when the portfolio size was $1.3 billion and posted its best-ever performance of 119bp over benchmark, the current quarter's results had a comparative earnings impact of negative $0.18 per share.

Investment and other income was $3 million in the quarter, compared with $0.7 million last year, representing gains on sale of investments in mutual funds and realised gains on available for sale securities.

Operating expenses of $84 million compare with $76.6 million in the prior period. Salaries costs, the largest category of operating expenses, were $45.5 million for the first quarter of 2003. This compares with $45.2 million in the year-ago quarter when a $1.5 million restructuring charge in connection with Bank of Bermuda's Cayman office was included in salaries costs. Basic salaries increased by $3.8 million, partly offset by lower profit-related compensation accruals. The increase in basic salaries resulted from unfavourable foreign exchange movements that increased salary costs in Europe, a more experienced staff mix, annual salary increases and the addition of 50 staff during the past 12 months. Pension and staff benefits increased to $15.1 million, 17.1% higher than $12.9 million in the first quarter of 2002. This increase reflects the higher salary base and increased spending on training. Property costs increased by 5% to $7.1


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million,  primarily  due to the impact of adverse  exchange  rate  movements  on
European premises costs. Systems and communications expenses increased to $10.7 million, up $1.4 million, from the prior year. Corporate, marketing and other expenses increased by $3.1 million to $5.6 million. The current and year ago quarter were impacted by amounts recovered from insurers in connection with litigation of $3.5 million and $5.4 million respectively. The remaining increase in corporate, marketing and other costs resulted from a $1.9 million additional insurance cost as cover was re-negotiated in a very hard market following the expiration of a three-year program.

Income tax expense was $1.5 million. This was down $0.6 million due to lower taxable net income in Hong Kong and Guernsey.


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                           FORWARD LOOKING STATEMENTS

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2001 Annual Report includes


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additional  information  about factors that could affect  actual  results in the section entitled "Forward Looking Statements".


NOTES TO EDITORS

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

BANK OF BERMUDA

Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation,  listed on the Bermuda Stock Exchange
(BOB) and NASDAQ (BBDA).

Further   information  on  Bank  of  Bermuda  is  located  on  the  Internet  at
www.bankofbermuda.com.

PRE-RECORDED MESSAGE

Pre-recorded comments from Henry B. Smith, Chief Executive Officer and Edward H. Gomez, Chief Financial Officer will be available via telephone at (800) 428-6051 (toll free in the US)/ (973) 709-2089 Pin #290446 and via the internet www.bankofbermuda.com/investorrelations/webcast.htm beginning at approximately 9:00 a.m. (ET) on Tuesday, April 22, 2003.



FOR MORE INFORMATION PLEASE CONTACT:
Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com






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